Exhibit 10.1

OPERATOR:

“This conference call is being provided for informational and discussion purposes, and is not intended to provide and should not be relied upon as investment advice or an opinion regarding the appropriateness or suitability of any investment. Nothing herein should be construed to be an offer to sell, or a solicitation of an offer to buy, any securities.

This discussion will contain forward-looking statements regarding future events. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include failure to get regulatory approval for our product candidates, market acceptance for approved products, management of rapid growth, risks of regulatory review and clinical trials, intellectual property risks, and the need to acquire additional products. We would like to refer our audience to the documents that Senetek’s files from time to time with the Securities and Exchange Commission.”

“I would now like to turn it over to Frank Massino, Chairman and CEO of Senetek PLC.”

FRANK:

“Good morning and thank you for taking the time to tune into Senetek’s shareholder’s teleconference.

Today’s objective is to update you, the shareholder, on the Company’s progress, strategy and plans for the future.

After thorough analysis and review, management and the Board of Directors have jointly concluded that it is imperative that we must set our sights on achieving three key objectives in 2007. These three objectives are as follows:

1.) we must find a way to ramp up revenues so that as we unlock the Company doors on January 1st, 2008, we are virtually assured that 2008 will equal or exceed the lost revenue stream which resulted from the monetization of the Valeant agreement;

2.) at the same time, we will continue to expedite new product development, making available… at a minimum, one new, proprietary compound which possesses differential advantages for commercialization… this representing a major element of our corporate mission;

3.) and the time is now for us to restructure the capitalization of the Company.

We will share with you our strategy but cannot guarantee its success nor a specific timeline to completion… however, having said that, management and the Board are quite confident that we will be successful in its execution.

First and foremost, we have the capital to succeed with 22 million dollars of cash on hand… and even more importantly, we currently have two new advanced skincare compounds ready for commercial launch. These two compounds are PRK124 (tradename Pyratine 6) and 4HBAP… they have been clinically tested, demonstrating unique and superior attributes over Kinetin… Senetek’s first commercial success … which as you may know has become the leading selling anti aging ingredient in the physician market in North America. PRK124 has been tested by a major corporation yielding positive test results as a non-toxic skin whitening agent.

Our business model has been one of out licensing and was necessitated by our dismal financial position. Although it was quite successful in turning around the Company, going from nearly $40 million in debt and legally binding contractual commitments to in excess of $20 million in cash and no debt, the journey was slow. In addition, the necessity of a licensed based business model resulted in no corporate recognition and no brand equity for our technology.

In a previous shareholder teleconference, we addressed our goal to become more than a royalty based out licensing company… we stated that we wanted a greater share of the economic benefits… and we want brand equity in the Senetek name. There is more than just one way to achieve such results—we can partner with another company utilizing an already existing sales and marketing infrastructure or we can start from scratch, building our own sales and marketing organization. If you knew me, you would know that selling is one of my greatest thrills in life and thus I have a strong affinity towards the latter… however, having said that, I have also suffered through a long and arduous battle of no or too few resources. And I am not ready to risk all at hand just yet… but having our own sales and marketing infrastructure is the ultimate goal.

Thus, we favor a marketing collaboration with the following guidelines:

1.) The product will carry a Senetek trademark;

2.) The packaging will read Senetek/other Company name;

3.) We will have final approval on the marketing strategy in the critical first year of product launch;

4.) We will contribute cash in year one in exchange for a guarantee sales performance that is a substantive multiple of our initial investment—this is accomplished by Senetek recording and receiving all revenues in year one of the contract. In subsequent years, the companies will share revenues 50/50 and each will have designated functional responsibilities;

5.) We will control the product manufacturing to ensure quality of the product and accountability of the sales.

The value of such a transaction with an established Dermatology sales organization is significant and a marked improvement over past licensing arrangements as Senetek will be identified with the technology… we will recognize significantly greater revenues at an accelerated pace while having consultative control over the initial marketing program. This is the initial step towards financing and establishing our own sales and marketing organization without incurring substantial upfront costs and the associated risks… you might view this as a modified co-marketing arrangement or the payment of a fee in return for a guaranteed sales and marketing performance.

The key here is the guaranteed annual minimum sales. Such an arrangement is most suitable for the physician and medical spa marketplaces. This does not rule out additive licensing arrangements in other channels of distribution such as the prestige market. You should know that, in parallel we have gone beyond the planning stage for establishing our own sales and marketing infrastructure.

In summary, our number one goal is to achieve accelerated revenues in 2008 which equal or surpass the revenues lost as a result of the monetization of the Valeant contract… without risking all of our financial resources while establishing a Senetek brand and presence in the field of Dermatology.

Now moving on to objective #2, expediting product development… we have the good fortunes of a strong and vast pipeline of new and exciting dermatological and skincare compounds, several of which have already been successfully screened at the cellular level for non-toxicity and significant biological activity. One candidate, AK801, a new classification of cytokinins and the subject of a new patent application has also been successfully studied in hairless mice, demonstrating positive histological findings. Our collaborators at the Institute of Experimental Botany are diligently working on the synthesis of AK801 and expect to have large scale production capacity by the end of the third quarter… once we have crossed this hurdle, the compound will transition to human safety and efficacy testing. Its potential applications include the treatment for xerosis, atopic dermatitis and photodamaged skin.

Earlier this year we announced a collaboration with the Polish Academy of Sciences which gave us rights to several new dermatological and skincare therapeutics. One of these technologies is PA (phoretamide), a natural non-cytokinin, representing another patent application which has already been filed. In similar testing done on Kinetin, Zeatin and PRK124,…. PA (phoretamide) test results suggest positive and significant biological activity while demonstrating a clean safety profile. The Academy is presently engaged in the synthesis of this raw material and human safety and clinical testing should be underway in the third quarter. Its potential indications are being studied and include the treatment of photodamaged skin and acne rosacea.

In addition to the two compounds just mentioned, our laboratories have successfully safety screened and confirmed significant biological activity at the cellular level for an additional seven ingredients. We are currently in the process of overhauling our research and development capabilities, having just completed the buildout at a minimal cost, of a new Senetek laboratory in Olomouc, Czech Republic. We are now focused on increasing our ability to screen products for more indications while enhancing our efficacy in doing so. This being the case, we are in search of an expert in dermatological therapeutics to help us identify key therapeutic categories having unmet needs while assessing our existing portfolio of compounds and evaluating new technologies. Categories that we have initially identified as having large revenue potential due to unmet needs and a large patient population include acne vulgaris, skin whitening, acne rosacea, anti-scarring, reparative sun damage and hair loss.

And now we come to objective #3, a subject of great interest and importance to our shareholders, the recapitalization of Senetek. Our strategy is simple and straight forward… we are a specialty dermatology and skincare company, both developing and commercializing new technologies. By this, we mean that Senetek’s identity is clear and focused… dermatological and skincare therapeutics with the capabilities to take a compound from basic research all the way through to commercial launch.

During the past, the Senetek story has been complicated by being involved in multiple business segments… an impossible task for a company of our size. Our core competency is skincare and dermatological therapeutics and our singular focus is the $56 billion dollar skincare market.

Our strategy is to find a buyer for our non-core businesses; erectile dysfunction (Invicorp®) and drug delivery (Reliaject®), returning a significant and immediate value to our shareholders. This could be accomplished through a direct sale or merger with another business entity… retention or sale of these business units will be based purely on economics if a buyer is identified.

When a buyer for the non-skincare segments is identified, whether it be another corporation or financial institution, we would demerge the skincare and non-skincare businesses into two separate units whereby the existing shareholders would have ownership in both units. Our monoclonal antibody business does not require significant management attention while generating cash and thus would remain with the skincare unit. The cash on hand at the time of the finalization of such a transaction would also stay with the skincare unit. The transaction could be either a cash or stock transfer or a combination of both.

Senetek will remain focused on its core competency, skincare and dermatological therapeutics… Senetek is a specialty dermatology company. Such an arrangement would present us the opportunity to be more focused and in tune to the markets in which we engage while affording our shareholders an upside from Senetek’s valuable ancillary technologies, which today yield no value in the markets.

This is the initial step in the process of recapitalization… management and the Board are cognizant of the significant costs that would be associated with such a transaction and therefore we believe that we must strive to accomplish as much as possible when entering into such an arrangement. As such, we would propose to do a concurrent reverse stock split with a compulsory share buyback coupled with a corporate migration from the UK to the US. The end game is a US based specialty dermatology and skincare therapeutics company with the capital structure and economic metrics to achieve a national market listing… a new Senetek or Senetek by another name.

Many of the things we have discussed today are in the planning and process stage. We appreciate the opportunity to share certain points on strategy with you but it is very important to understand that we are tightly bound by confidentiality agreements and the United States SEC Regulation FD and therefore, we are very limited with respect to what we can say in answer to some questions you might have. We trust that you will appreciate and understand this restriction.

Our second quarter has just closed on June 30th. It is premature to discuss financial results at this time other than to say that we ended the quarter with approximately 22 million dollars in the bank. We will schedule a conference call shortly after we file our quarterly statements in August to discuss operating results.

We will now open the call to questions, subject to the restrictions previously mentioned…

OPERATOR”

Operator:	At this time if you would like to ask a question press star then the number 1 on your telephone keypad.

We’ll pause for just a moment to compile the Q&A roster.

And your first question comes from David Russell.

David Russell:	Good morning.

Frank Massino:	Good morning David.

David Russell:	A couple of small questions to you. How many employees does Senetek have currently?

Frank Massino:	Seven.

David Russell:	Seven.

Frank Massino:	Seven.

David Russell:	Well we obviously have very ambitious goals as you stated a moment ago.

What do we expect the employee count to be next year and the following year?

If we’re going to accomplish all of these things we can’t have seven people only doing it as talented as they may be.

Frank Massino:	No, I think what we have really laid out is what we can accomplish with the seven people that we currently have, quite candidly.

Secondly we will increase the employee goal. We are looking for a medical expert, a dermatologist, to serve as medical director. We’re looking for a business development individual, and we’re also looking for a couple more people in the research and development area.

You have to realize that we say we have seven full time employees but our agreement with the collaboration of the Institute of Experimental Botany, for example, we pay a six figure sum to them for dedicated research and development capabilities.

So in essence we have more. The same is true in Aarhus and we’re also working on such an arrangement in Poland.

David Russell:	Well if we’re going to do sales and marketing at some point you can’t do it with seven people, can you?

Frank Massino:	But if you listened to what we had said we’re not going to do the sales and marketing initially. We are going to use the collaboration, a marketing collaboration with a dermatology sales company.

And then do additive licensing arrangements in different segments of the business.

When we – if we were to enter the direct sales and marketing now we’re going to talk about adding about 40 more people.

David Russell:	Forty.

Frank Massino:	Forty, that’s correct.

David Russell:	Okay, and that’s out there a couple years.

Frank Massino:	It’s really – I would think that a couple years is about right.

Now, you know, it’s interesting. What we’ve just – what I’ve just stated quite frankly, is that we’re in the planning and process stage of establishing our own sales & marketing infrastructure. We definitely feel that this is the right way to go.

If we can take an established dermatology company that has been successful and we can partner with them, share revenues and we can get to the point where we do commit a cash contribution but we get a multiple in return I think that basically is the way to do it. I think that’s the best thing that we can do at this point in time.

So, as far as having our own sales and marketing team, you say is it two years out, I don’t want to get caught into that timeline because we are confident that we will achieve item number one that I mentioned earlier, the joint marketing collaboration. We have many companies that we are working with in order to achieve this goal.

However should it not come to realization we will definitely move into launching our own product by the first of the year and then in that particular case you will see a rapid acceleration of new employees.

Hopefully David I’m making myself clear on that.

David Russell:	Right, but, well yeah, that’s right.

But if you have your own sales and marketing folks there are obviously some advantages and some disadvantages.

One of the main advantages is that in the future as these products go through the pipeline then you might identify one or two of them that are very, very lucrative. You don’t want to share that with anyone.

And if their indications are that good the marketing and the selling it may not be that difficult in the dermatology marketplace.

So having that marketing capability and sales capability has tremendous advantages potentially.

Frank Massino:	David we certainly agree with that.

And, I don’t know how to say this because you have to keep in mind that many times on our shareholder teleconferences we have competitors, we have existing licensees, and we have potential new licensees on the call. I can’t really share with you in detail exactly what the thinking is.

But I can assure you at this point in time that we have a plethora of new compounds and we do have an idea as to which ones basically are superior and have unique attributes.

In addition, of course, there are many that we have that we currently don’t know their real potential. In addition, the fact is that we believe that transitioning where we can capture the full revenues in year one to shared revenues at 50/50 basis going forward with a Senetek trademark and with Senetek on the packaging really begins the establishment of a brand recognition for Senetek in the dermatology community.

When we bring our sales organization on, it will be dictated by the product capabilities that we’ve identified and also with our financial strength.

David Russell:	Yes. Now is there any indication that your strategy is being met – is being accepted to any extent by the marketplace?

Now as you lay out the 50/50 and so on that’s not something we’ve seen before in terms of any of the deals we’ve done in the past.

So I guess my question is I know we don’t have a deal right now signed but is there an indication that the marketplace is willing to accept those terms?

Frank Massino:	The answer is yes.

David Russell:	Okay.

Frank Massino:	Unequivocally yes.

David Russell:	Okay. One another quick question then I’ll let other people chime in.

But on the issue of the recapitalization and the – did I hear you say that there’s a reverse split that you’re considering?

Frank Massino:	We – not by itself. Right now we have several different business units. I did say the sale of Invicorp® and Reliaject®. Of course we did sell Reliaject® and what we really have is a great contract.

The whole idea behind it is to have a complete focus on skin care and dermatology and to identify ourselves as skin care dermatologic therapeutic company.

And we would like to divest completely Invicorp® and the Reliaject® businesses. And if we did so, then we would in essence be spinning out a dermatology company with the cash on hand, starting fresh and having the economic metrics to get a national listing.

At the same time we, I will tell you that one of the interesting things that we are saddled with is having close to 15,000 shareholders with the majority of the shareholders having a very small stake or interest in the company. That is not really conducive to efficient shareholder communications.

In fact it has been an obstacle when we discuss de-merging the Invicorp® and Reliaject® with other companies. These companies don’t like the idea if it was going to be a stock transfer having that many shareholders become part of their shareholder base, so to speak.

David Russell:	Right. But before you do a reverse split, if you succeed with some of these other initiatives stock price may take care of itself.

I really don’t believe that some of these small shareholders by themselves are going to be able to manipulate the stock that much if the performance is there.

Frank Massino:	Well no, I think though that quite frankly the performance really has been there. I mean, we are trading below our cash enterprise value at this point in time.

The fact of the matter is that it’s extremely expensive to reach 15,000 shareholders.

And, one of the biggest concerns that we have is that if we were to find a company that really would like to make a tremendous investment in taking Invicorp®, Invicorp® sales will probably come in 2009. We must weigh the benefits of doing something now. If we could do something at this point in time it’s always better to do it now, if the economics are right.

But, you know, it’s going to be a really hard road to identify the 15,000 shareholders and get the shareholder approval that we need. It’s a very unmanageable situation.

And the only way that we can come up with and do this correctly is a reverse split with a compulsory buyback. We can’t buy back our own shares at this point in time.

Bill I don’t know if you want to comment.

William O’Kelly:	No. And we’re not motivated purely by share price, not by any stretch.

One of the issues is the sheer number of shareholders that we have and their positions. If you look at some of the information that we have, we have pages and pages and pages of shareholders that own 25 shares. It’s impractical with respect to management.

And, when we go back to the fact that we’re a company of seven people and we don’t want to grow on the administrative side.

And so what we’re really trying to do is get lean and mean with respect to capital structure of the organization.

David Russell:	Okay. Thanks for answering my questions. Thank you.

Frank Massino:	Sure.

Operator:	Your next question comes from Jack Jones.

Jack Jones:	Frank, how are you?

Frank Massino:	Real good. Thank you.

Jack Jones:	I have several questions. One I want to talk about the Invicorp® issue.

Frank Massino:	Yes.

Jack Jones:	Invicorp® on the one hand you said during the and perhaps I misunderstood but I think you said that you didn’t think that there was much in the way of market value being represented in the stock from owning Invicorp®.

And I guess I have – there are two things here. One Invicorp® as I understood it we had already sold the rights to it and I’m forgetting now the name of the other company that owns the rights of it. Maybe its Plethora is it?

Frank Massino:	Oh yeah, I’ll answer as we…

Jack Jones:	Yeah, so that has the other – so it has the rights to it. So I’m not really sure I understand what the management burden of the relationship is if in fact the licensing of the product is already out there and somebody else is going to manage the sale of the thing and Senetek is just going to, you know, collect on the coupon if you will on the flow, the same thing for
Reliaject®, so maybe you can answer start with that.

So I don’t understand why it’s bad to sell – why it’s bad to keep that but okay to keep the monoclonal antibodies.

Frank Massino:	All right. Well actually Invicorp®, you know, is licensed to two different companies, one Ardana Biosciences. They have the rights for Europe. And the Plethora Solutions has the right for the U.S.

And managing a licensing arrangement is extremely labor intensive. It takes a lot of my time. I’m part of the product development team for Invicorp® with both companies, okay.

And quite frankly the – there is always a risk any time you go through regulatory procedures, you know, with a product and I think that’s one of the reasons why we don’t have any, you know, upside at this point in time because Invicorp®’s been around a long time. People are concerned about the regulatory pathway and the fact it was on clinical hold whatsoever.

But we do have interest in Invicorp® with regards to people basically taking an ownership at this point in time where they also would make a stronger investment in getting this product, you know, through to the regulatory process.

And so I can’t say a lot about it but it isn’t that the licensing of Invicorp® is bad and it’s not necessary that we do this, i.e. sell off Invicorp®, okay.

And hopefully I explained that it will be the economics that will dictate whether we do it or not. We’re very bullish on Invicorp® and I think that, you know, as a shareholder I would really seriously watch what’s going on with Plethora and with Ardana over the next months or so in particular with regards to the progress that they’ve made.

You know, I can’t…

Jack Jones:	Well how much – what percentage of the royalties does Senetek get from (unpublished)?

Frank Massino:	Obviously because of confidentiality all I can say it’s in the double digit range. That’s all.

Jack Jones:	Okay. So I guess here’s the question and I’m sure you must be going through this exercise with your investment banker is figuring out to try to figure out what is the price for the sale of the rights Invicorp® and Reliaject®.

So I guess for, you know, those of us who are trying to figure out, you know, what that could look like in cash or stock, can you give guidance as to what you, you know, you guys feel the potential value is of those license, of selling those things off?

Frank Massino:	Well obviously if we were to do this we would have to have shareholder approval.

And we will have to definitely give definitive guidance, okay. Yeah, it’s a matter of really utilizing resources to its fullest capacity.

In other words if you had X – you know, the reason we did the Valeant contract was to get the cash in here because we knew we had a strong pipeline and we knew that we could be stronger in negotiations quite frankly.

With regards to Invicorp® it’s cash flow generation, you know, with regards to the licensing we’re going to have to as management and the Board we’re going to have to convince the shareholders and show them exactly that this is a great deal for them.

And I just…

Jack Jones:	But you don’t want to comment on give some just initial guidance as to what you think the value of the assets (could be)?

Frank Massino:	Not other than we’ve already said, you know, based on the fact Decision Resources believe that Invicorp® is going to be a hundred million dollar product, okay. You got double digit royalties; I mean based on the fact I think that – to me that is a baseline value that you can see.

Jack Jones:	Can you talk a little bit to what – looking at the – you said there’s 22 million in cash. How much was the monetization?

Frank Massino:	Monetization we’ve received what?

William O’Kelly:	Twenty-one million.

Jack Jones:	You received 21 million.

William O’Kelly:	Yes.

Frank Massino:	And of course we had to pay the inventors a substantial sum - you know, we had to pay the royalties on that and we also had a tax liability.

William O’Kelly:	Correct.

Jack Jones:	I see. And is the company currently holding debt right now or is it pretty much debt free?

Frank Massino:	Debt free.

Jack Jones:	its debt free and it has 21 million in cash.

Frank Massino:	Twenty-two.

Jack Jones:	Twenty-two million in cash excuse me.

And what, based on that cash, what do you – what should just on a cash basis the stock price be in – what you estimate? You indicated that was selling below the cash value.

William O’Kelly:	Yeah, the stock – I mean the market cap is about 18 million based upon…

Jack Jones:	So it’s selling about 20, call it 20, 25% below just the cash value forgetting the pipeline or anything else.

William O’Kelly:	And forgetting Invicorp® and Reliaject®.

Jack Jones:	Yeah, and Invicorp® and Reliaject®, etcetera, okay.

And just to make sure that we’re all clear, do you anticipate having the sales - this new product, is this expected to be an ‘08, you were saying beginning of ‘08 you’re going to – the run rate significant revenue to replace the
Valeant revenue.

Is that going to be based off an agreement with the news marketing company or done internally or how – what’s the anticipation there?

Frank Massino:	We anticipate actually having the product launch in ‘07, okay.

Jack Jones:	‘07.

Frank Massino:	Both of them, yeah.

But what I am trying to say is, what we’re trying to do is really communicate to our shareholders the vision, okay, of Senetek. 2007 is half over at this point in time, all right.

Now we could have done deals already with PRK124, that’s a fact and the same thing with 4HBAP.

But as we went through reiterations of contracts and negotiations, we didn’t feel that it was really beneficial for Senetek or for the shareholder.

What we’re looking for is that when we open the doors on January 1, 2008, we definitely have replaced every dollar that we’ve lost on the monetization of the Valeant contract.

And now are we going to do it by ourselves?

It could be that we may launch by ourselves as I said. But we’re pretty confident that, you know, we have a pretty high degree of confidence that we are going to have marketing collaborators that will provide us this return.

Jack Jones:	So that – and what that would mean is just a new realm in terms based on the 37 million, I think it was a five year, correct me if I’m wrong, but approximately let’s 7.5 million a year in revenue is what you expect to open the doors 2008 with.

William O’Kelly:	Well that would be – that would approximate…

Jack Jones:	No, no, no I mean 7.5 million a year excuse me.

William O’Kelly:	Oh, that would approximate what value it would have paid us in 2008, correct.

Jack Jones:	So then that is what you’re anticipating, okay well…

William O’Kelly:	That was…

Jack Jones:	What’s that?

William O’Kelly:	A million in marketing; it would have been at 6 million net is what – they would have…

Jack Jones:	Six million net, okay. So that’s kind of what you would expect sort of a 6 million net based off of – and you expect to announce those arrangements sometime this year.

Frank Massino:	Yes. That is true. I think, you know, hopefully we’ll do better. What we’re saying is that, if people are wondering what I hear from the investment community and we do talk to fund managers quite extensively. They say well gees, it’s terrific. You’ve got all this cash, you got great technology.

Now where the hell is the revenue going to come from and how quick are you going to get back on your feet and can you tell me when you’re going to replace what you lost?

And so, you know, we’re definitely taking it one step at a time. And we are going to replace what we’ve lost to due to the monetization of the Valeant contract and we feel confident that it will be done in 2008.

Jack Jones:	What is the PRK128 compound do?

Frank Massino:	PRK124.

Jack Jones:	124.

Frank Massino:	PRK124 has several different unique attributes and quite frankly what I’m very concerned with because, you know, is that as I said competitors may be on this call, etcetera, the – it is necessary to be careful in what information we reveal on this call. We published the results with regards to successfully treating photodamaged skin and we also announced that a major company has done their own testing on PRK124 as a skin whitening compound. Other than that I would not want to go any further.

Jack Jones:	I see but it would – would it be safe to say that it’s different and obviously as a significant shareholder I don’t want to tip our hands that much either publicly but would it be safe to say that it is something that is an improvement or a different product from zeatin, kinetin?

Frank Massino:	Yes.

Jack Jones:	So it’s addressing different dermatological needs or it’s addressing them in a more efficacious, more effective manner?

Frank Massino:	It will have more extended indications.

Jack Jones:	Okay.

Frank Massino:	It’s also when you said a better, an improvement or different, okay, the answer is both.

Jack Jones:	Well good luck with it Frank. We’re looking forward to seeing the newly invented one and newly invented Senetek and seeing it on a major national market listing. That would be a great thing.

Frank Massino:	Yeah, that’s what we’re definitely aiming for. We’re really serious.

Hopefully you can tell that the tone of this teleconference is a little bit different. We are providing what we consider major guidance, conceptually, but truly clear guidance.

Jack Jones:	Absolutely. And by the way is there going to be another IR firm or are you guys going to endorse the (regulatory) communicator have an internal PR person?

Frank Massino:	Well, it’s interesting. When the gentleman asked or was it you, about the headcount, I think we would prefer to have an in-house IR individual. However, we are working with people about doing public relations, i.e., assessing the media, you know.

We don’t think that – when it comes to the IR you will see an IR firm per say. You’ll find if we have anything we’ll have an in-house person and we will have a media company that – a PR firm that gets us exposure in the media.

Jack Jones:	Well I tell you what I think it’s a great idea that you have your own PR person. I think it’s a great idea that you guys get exposure, you know, out in the media because obviously the more people know about this and what you guys are doing the better for everybody on all levels.

Frank Massino:	Right. And obviously that’s the idea of having Senetek on the package and having a Senetek brand name.

Jack Jones:	Yeah. That’d be great. Good luck with it Frank.

Frank Massino:	Thank you.

Operator:	And again I would like to remind everyone if you would like to ask a question press star then the 1 on your telephone keypad.

Your next question comes from Tom Seymour.

Tom Seymour:	Hi Frank.

Frank Massino:	Hi Tom.

Tom Seymour:	Hey congratulations to you and the whole Senetek gang there. I’m hearing some really good stuff today, very specific. It sounds like a lot of thought’s gone into this and I think you’re really on the right track with getting this identity down to what is Senetek and what do we do.

I think that’s one of the things that’s always hurt the stock and we want to get the stock price up once we get that people can understand what kind of company we are.

I’m not too concerned about the parts about the products and the marketing and all that because I’m confident you guys have that right.

I was really interested in when you talked about the restructuring, reverse splits, some of these other gadgets you might do.

And I’m wondering if you could be a – talk a little bit more about that particularly about the how and when we might expect to get either back on the regular NASDAQ or on the Amex.

And if you could tell us anything more specifically about timetable on these things you’ve talked about, about the restructuring end. Is that something this year or at the end of this month or could you talk a little bit more about that for us?

Frank Massino:	I’ll start briefly and then I will turn it over to Bill.

And obviously it really depends on having that buyer with regards to doing such a transaction, the new Senetek so to speak, okay.

And we can’t really guarantee when that’s going to happen although we will say that we do have a lot of interest in moving forward.

Of course the economics and the metrics of the deal have to make it so that the shareholders will benefit.

Ideally, you know, I’m not and Bill might come from a different viewpoint but, I mean I don’t think we prefer to do a reverse stock split by itself. I wouldn’t say we have universal agreement at the Board level just to do a reverse stock split by itself. It really needs to be event driven.

Because everything that we would do in that respect, people have to realize, it’s going to be extremely expensive to do a migration to the U.S. and that’s probably one of our best ways to get a national listing.

So we’re definitely in the mode of doing something. There’s no question about it.

Timeline, you know, I would like to see it happen this year but I can’t guarantee it.

I don’t know, Bill, if you want to comment further?

William O’Kelly:	Well the transaction that we mentioned relative to or the potential transaction that we mentioned with regards to Invicorp® and Reliaject® is really the initial event.

And so if you look at a timeline what we – as Frank mentioned previously, we would obviously have to go out to shareholder approval.

And so even if that were to happen tomorrow which it’s not going to it would probably be a minimum six month process for us to go through both the shareholder approval and also some of the legal aspects of migrating the company from the UK to the U.S.

It is going to be an expensive proposition from the standpoint of just process in terms of going to the shareholders, going to the courts in the UK.

So it’s very important that we try to establish or try to accomplish as much as we can with respect to this at the same time.

So we don’t have a firm timeline but we do know that once we put the events in motion my sense would be that it would be six to nine months a process to completion.

Frank Massino:	Tom, you should also know that, and I don’t think that people realize this nor would they have any idea on how to go about finding this out, but we do have new funds that are now following Senetek, buying into Senetek. And they have new genuine interest.

So we have to be really careful, the fact is that what Bill and I are saying is that we got to really make sure we execute. And what we are now saying, we know that it is being met with a lot of excitement by the people that are watching us. You know the fact is that if we can do what we say we think we can do in 2008, that will really be terrific, while we keep developing new compounds.

We’re not doing a reverse stock split just to increase the price. We’re doing it because we got to deal with the management and communications to the shareholders. It costs a lot of money to send out proxy statements to 15,000 shareholders.

Tom Seymour:	Frank thanks a lot – you’ve answered my questions. I’m going to let you get onto some other callers. Thank you.

Frank Massino:	Okay, thank you Tom.

Operator:	Your next question comes from Charles…

Frank Massino:	Hello?

Operator:	Kusnyer.

Charles Kusnyer:	Yeah, this is (Charlie) Kusnyer, shareholder. On the move from the UK to the U.S. is there any problem for keeping the NOLs, the NOL carry forward?

William O’Kelly:	The – we are going to use substantially all of the NOLs that are related to the skin care business this year on the Valeant transaction.

So the only thing that we will have left is – are NOLs associated with the Reliaject® and Invicorp® business.

And so if and when we structure this thing in the way that we intend to there will be no loss of NOL.

Charles Kusnyer:	Okay, thanks. One other question on the road shows. You’ve mentioned you have funds now looking or have invested already so I assume that the road shows are supposed to have been done last month have been done or will be done.

Frank Massino:	We have not done a dedicated road show, Charles. And we’re not going to tell you that we did.

We have been speaking to funds. You know, I virtually reside in New York now.

So and we are planning a European road show.

But, if you listen to what we’ve said earlier during the call about how we have come to these conclusions regarding the capital structure, I wouldn’t want you to think that we pulled this stuff out of the air. I mean in other words, we have spent a lot of time working with partners and consultants, and we have a pulse to the market.

So definitely – we plan on having a dedicated road show, in the third quarter but to say that we’ve done that – it’s not the case.

Charles Kusnyer:	Okay, great. Yeah, thanks for sharing the information now. It looks good. Thank you.

Frank Massino:	Sure, thank you.

Operator:	Your next question comes from Hayes Martin.

Hayes Martin:	Yeah, hi Frank.

Frank Massino:	Hi Hayes.

Hayes Martin:	Really appreciate your being very, very specific in this call. Just have a few questions here.

One on your multiple step plan here is the migration an absolutely mandatory part of this or is it part of it that you hope to accomplish along with the others? I understand the reverse split and taking out the small shareholders seems to be mandatory part.

Frank Massino:	No, the migration is not mandatory. It is not mandatory at all.

Bill I think you’d agree with that.

William O’Kelly:	No, the migration isn’t mandatory. Again we’re dealing with a structure that is somewhat impossible for the size of this company and the size that we even intend to be.

We have – right now we deal with two regulatory bodies. We deal with the SEC and we deal with the UK with respect to the fact we’re a private limited company.

It just – it makes no sense just from a logistical standpoint.

Hayes Martin:	Right. But I understand that the migration can take time and therefore you could well implement the other components of your plan and let the migration take its own course.

William O’Kelly:	Well yeah, sure. I mean what we’re – what we talked about with regards to everything happening at once that really primarily is from a shareholder communication and approval perspective, okay. What we intend to do is once we set things in motion we need to go out and get shareholder approval.

And so we intend to get shareholder approval for everything that we want to do and then it becomes a question of timing with regards to how it – you know, how and when it happens.

Hayes Martin:	Right.

Frank Massino:	And also for efficiency, Hayes, quite frankly if we can wrap everything up, that is, do everything in one package, it’s much cleaner, much more cost effective.

And you know that we cannot get out of the U.S., I mean you have to have less than 300 shareholders according to the 1934 Securities Act.

So we definitely are not going to be able to de-list ourselves from the U.S. and stay in the UK. The point being is that we should be in one jurisdiction.

The point being is that we now have two sets of lawyers and two sets of auditors. That’s a fact. We have two sets of books, one for the US and one for the UK.

We would like to do everything at one time.

And as you know that as you go through this process you’ve got to file a proxy, you’ve got to educate the shareholders, you’ve got to take votes.

So if we could present it all in one package that would be best. But we are not precluded from doing them in different steps.

Hayes Martin:	Right. On your Invicorp®/Reliaject® spin-off concept there are obviously you implied several scenarios whereby that could take place.

Do you envision - I think you mentioned if I understood it right that you would end up with two separate entities, skin care one and the

Invicorp®/Reliaject® one, and that the shareholders would have to approve the transaction might benefit from cash coming in or holding a separate public entity and therefore benefiting in the future from Invicorp®.

Could you comment on that?

Frank Massino:	Yes, I can. First I should probably point out which I may have misled the group earlier on - that we actually did already sell Reliaject®. We have a contract that basically it’s like really selling the contract.

Hayes Martin:	That’s Ranbaxy.

Frank Massino:	That’s Ranbaxy, that’s correct.

Hayes Martin:	Yeah.

Frank Massino:	And by the way everything is going well with them. Everything’s going well with Plethora.

So the point being is the fact that the idea is we take these business units as we refer to them and perhaps let’s just say there’s a company that’s public, okay, that’s a really solid company where we like the management, we like their technology, their future. We could actually do a stock transfer. We could in essence relocate these units into that particular company.

And now the shareholders would own part of that company plus they would own part of the Senetek skin care business. Hopefully this is clear, I am trying to be as concise and precise as I can be.

Hayes Martin:	Right. On these prospective dermatological partnerships that you’re in negotiation for, do you envision getting a major partner per say PRK and they would have both domestic and foreign rights or might you have multiple partners as you have in the past?

Frank Massino:	Potentially it will be multiple partners. There isn’t one company in the world that can handle all the markets - I can tell you. I mean, I worked for Pfizer, for Glaxo, for J & J and we obviously never could handle all the territories.

The – our focus really is North America without a doubt in the dermatology market.

Now as for worldwide in the prestige channel, I will say we’ll have one partner.

Hayes Martin:	I mean, right. On the worldwide one that I was curious about I think you mentioned for PRK and maybe some of the other compounds, the skin lightening or skin whitening.

Frank Massino:	Yes.

Hayes Martin:	Feature. I’ve read about articles that the skin whitening is a frenzied market in Asia, Thailand, Malaysia, countries of that type. People are going crazy trying to lighten their skin.

And that’s the main compound that’s been out there is Hydroquinone which has been found to have side effects.

Frank Massino:	Yes.

Hayes Martin:	And that many are – and the dozens and dozens and dozens of other compounds have shown up to replace that.

Is the PRK, are you looking at in PRK as something that essentially has hydroquinone like properties without the side effects or something that is a superior skin lightener and safe as well so that you could actually supplant many of the products which are currently out there?

Frank Massino:	Well we will tell you that without violating confidentiality that probably the best way to answer this is that we have a major household name that has done testing of a multiple variety of different whitening products, PRK124 being one of them. PRK124 stands really well by itself and is non-toxic.

So I will say that and quite frankly their interest is the Asian market. It’s large.

Back in 2000 alone in Japan sales for skin whitening compounds was $500 million and its compound, and the growth rate has been double digit.

So yeah, we definitively will have to tell you in the prestige market as a product by itself we feel that it will be very effective.

Now when we come into the dermatological area quite frankly we are looking at experimenting with some combinations in order to enhance its efficacy even greater.

You know there are obviously a differences – hydroquinone is both OTC and prescription, prescription at 4% and over-the-counter at 2%. The 2% is not the issue. When you get to the 4%, you know, when you address the dermatology community you definitely have to have a super compound.

Hayes Martin:	Right. So in these partnerships you could well end up having two or three or four partnerships total.

Frank Massino:	Oh yeah. And basically in dermatology for North America and for probably a good portion of the world we’ll have one partner in dermatology.

For the prestige market we’ll have one partner for the world for sure. That’s how we’ll have to do that with this particular company.

Hayes Martin:	Without revealing anything would these partners when they’re announced household names, names that I would recognize?

Frank Massino:	Yeah, one would definitely be. The other quite frankly in the dermatology community would be highly recognized in the trade.

Hayes Martin:	Right.

Frank Massino:	I mean highly.

Hayes Martin:	Well thanks a lot Frank. It sounds like you have an extremely interesting plan afoot here.

Frank Massino:	Appreciate that Hayes.

Operator:	Your next question comes from Dan McDevitt.

Dan McDevitt:	Thank you. You know, it seems Frank I could, you know, of the last five years I could - listening to these calls it’s kind of like groundhog day, it’s the same thing over and over. You know, that we’re in the best shape we’ve ever been in. We’re setting ourselves up for next year or the next year or the next year.

And the fact is we’re sitting at 30 Cents.

And, you know, as a CEO of a public company it seems like, you know, you’re measured in one way in my opinion and that’s the price of the stock.

And it seems like you’ve had adequate time to make a difference and have failed miserably in that regard.

And now we’re hearing a set of new plans.

And, you know, there’s not much we can do sitting on this side of the call.

But I sure hope that the Board is looking at these structures or the plans that you’re outlining and holding you personally accountable for making these things happen.

And if they don’t happen that we start making some significant changes. And it’s – you know, it rests at your feet.

So I mean it’s just really frustrating as a shareholder of this company to continue to hear these calls with the same kind of things.

And, you know, you are making a pretty pronounced set of principles and plans here known to us.

But it just seems like I could – you know, this is like dejuvue over and over.

Frank Massino:	Hey Dan, you know, I don’t think that’s really true at all and I’m not going to apologize. We are quite frankly in a much better position. We have money in the bank.

We virtually went from hand to mouth with regards to trying to fund this company. We found great partners in technology.

And quite frankly, I think that I’d have to ask you why you would hold the stock for so long if you’re so dissatisfied.

So I don’t want to be rude but the fact is that that’s not the case. And this is a joint decision by management and the Board to move forward in the direction that we are heading.

Dan McDevitt:	So that’s your answer, yeah.

Frank Massino:	That is the answer.

Dan McDevitt:	Yeah, no apologies.

Frank Massino:	No apologies needed.

Dan McDevitt:	Okay. So why is the stock trading under its value?

Frank Massino:	I’m not an analyst, as you know, based on the fact that there are a variety of reasons but I’m not going to get into them.

Dan McDevitt:	Yeah, the main reason is your credibility.

Frank Massino:	I don’t think that’s the case at all.

Dan McDevitt:	I absolutely think that’s the case.

Frank Massino:	Operator can we go to the next question please?

Operator:	If you would like to ask a question, press star then the number 1 on your telephone keypad.

Your next question comes from Richard Sandefur.

Richard Sandefur:	Yeah, good morning folks.

Frank Massino:	Good morning Richard.

Richard Sandefur:	It’s my understanding that as long as we’re incorporated in the UK as Senetek we can’t do a reverse split. Is that correct?

William O’Kelly:	We cannot do a reverse split with the equity structure that we have at this point in time.

Richard Sandefur:	So in other words before we could do a reverse split we’d have to be another entity.

William O’Kelly:	Yeah, I mean what we’re talking about is doing a number of concurrent things that will allow us in fact to accomplish everything that we have talked about including the reverse split.

Richard Sandefur:	Okay. And also I heard you say that the migration from the UK to the United States will be expensive. Kind of what kind of relative terms are we talking about? Is it one or two million?

William O’Kelly:	Yeah.

Richard Sandefur:	One million, two million?

William O’Kelly:	I think the upper side of that probably from the standpoint of the whole transaction including the – including shareholder correspondence, the legal aspects of it would be around in the – at the upper range of what you just mentioned.

Richard Sandefur:	One to two million.

William O’Kelly:	Yes.

Richard Sandefur:	Okay. Thank you.

Operator:	Your next question comes from Richard Boodman.

Richard Boodman:	Hello Frank.

Frank Massino:	Hello Richard.

Richard Boodman:	Frank you asked that other guy how come he’s holding the stock so long. I’ve probably been holding it longer than him and I’m not one of those 25 share stockholders.

Frank Massino:	Right, I know that.

Richard Boodman:	I am sorry to say that. But the reason I’ve been holding it since 1960 - since 1996 was because I met you at the Health Fair Show in Baltimore when you were not the President of the company. And I liked everything you had to say when you were showing that cosmetic line.

And I’ve been holding on simply because I want to believe that this company was going to make it.

I’m in my senior years at this point in time. I don’t have that much time to go. I heard everything you had to say.

And quite frankly it seems to me that the price of my stock is too low relative to a debt free with cash in the till and a glowing report regarding the future of this company.

What are you doing to protect us long term suffering stockholders from some vulture coming in and swooping up the company for pennies on the dollar based on what you just said because you’re making it sound like I’m finally going to realize a profit on my investment?

Frank Massino:	Well, you know, Richard that if someone were to come into take a run at Senetek obviously the shareholders are going to have approve the price. I mean that’s going to really be in the hands of the shareholders.

Knowing a lot of the shareholders and probably speaking to individuals that, and by the way, it is mostly individuals that own these shares, probably say 22 million shares, it’s going to have to be a pretty high price for someone to come in at a low price. People have really been patient. There’s no doubt about it. I said it’s been a long journey.

I think if someone were to come in you’ll have multiple companies coming in. There would be a kind of war with the price be driven up, you know, pretty substantially.

I don’t think that this is going to happen although I can’t really predict that.

Richard Boodman:	Well let’s assume it does happen, what assurances do I have with you and the members of the Board directly are going to beat the drum so that everybody hears that this company is worth a gazillion dollars and it shouldn’t be given away or are you going to sit on the sidelines and perhaps maybe quite frankly been made an offer that you can’t refuse?

Frank Massino:	Well if it were an offer that we can’t refuse it probably would be an offer that you couldn’t refuse Richard, okay. This is not – I can tell you that we don’t own the company, you know, it’s hard to say and I know that, you know, Dan basically had his comment thinking that we don’t have the shareholders in mind, that we really don’t care about the stock price. That’s not the point at all.

We definitely would give good advice. We would have to have outside expert opinions that would really dictate that the price confirming that what someone would offer is really fair to the shareholders, all right.

And I would also have to say that right now unless someone came in and wanted to pay a minimum of say $3, I really could not – you would not have my vote to go ahead and sell the company.

Richard Boodman:	And so that’s all you think the company’s worth?

Frank Massino:	No, I think the company’s worth a lot more.

But at $3 I’d have to tell you that, you know people that have bought in at 30 Cents. You know, a lot of people have bought in at these low prices. You know they’re going to dictate the value. I don’t own the company.

I don’t know Bill if you want to comment that might help Richard.

William O’Kelly:	No, I think the point that Frank made with regards to the evaluation is the appropriate one. We cannot prevent somebody coming in and soliciting to buy this company, accumulating a position and soliciting to buy this company.

What we can make sure of is that the shareholders get the information that they need in order to vote on that offer.

And part of that information is an independent view of the company and its value.

And that’s the way those processes work. At this point in time we know nothing with regards to – of any of this happening nor do we really feel that it’s going to happen at this point in time or in the future.

But again, nothing prevents somebody from in fact making that type of an offer if they want to.

Richard Boodman:	Well here’s something that I’m thinking of, okay, you know, you told us about some of these new, you call them by numbers so I’m not sure what you call them.

Frank Massino:	New compounds, period.

Richard Boodman:	Compounds okay. Now I’m in the real estate business.

And when you value something, you know, sometimes you’ll go through (unintelligible).

You said you have something with regard to (unintelligible) acne rosacea.

Frank Massino:	Yes.

Richard Boodman:	Something that I just become familiar with.

My dermatologist who by the way owns stock in Senetek and is pretty much disenchanted at this point but he bought it a few years ago; he is trying very hard to find products for rosacea.

Frank Massino:	Right.

Richard Boodman:	It’s a major, major problem.

Frank Massino:	Absolutely.

Richard Boodman:	And it’s a – it has a lot to do with food allergies. Mine is as a result of my body saying you’re eating something wrong. Other people may get some indication worse where I’m a little ahead of the (gang).

What are you going to be doing to let the public know and people who are desperate to get a cure for this thing that it’s available if and when somebody says well we want to take over the company?

Are you going to break down everything that you have and show the value of the company product by product and also be able to project the value of these things because that’s the way you’re going to be able to ward off somebody if in fact we have products that work?

Frank Massino:	No, absolutely. First and foremost I have to say that we have tests currently going on for acne rosacea and we haven’t definitively proven that these compounds in clinical human beings are successful nor have we taken them to the FDA not that you have to go through the FDA route as you do it as an OTC product.

We do know it’s an unmet need and we do believe that we have a cluster of products that possibly could work in this indication.

Yes, you’re right. Now each – I do think that when you look at – you know, we looked at bringing in a group, and I can’t – the name skips my mind.

Bill do – Houlihan.

William O’Kelly:	Houlihan.

Frank Massino:	Houlihan Lokey basically to come in and do an evaluation of the company and that was probably one of the steps really to help market the company as far as, you know, getting people’s awareness with regards to the value of the company and to make sure that this is not an expert opinion but this was to prepare ourselves in case someone were to come in and try to take us over.

Unfortunately it was going to cost about a half million dollars and at this point in time we didn’t feel that we wanted to release a half million for that type of report.

We are working at identifying someone to help us in that area.

Yes, every segment of the business, each product they would be measured and projections would be in place.

And when you said do I think the company’s only worth $3, no, I don’t think that’s the case. Although I will have to say that I also mentioned that I know shareholders that probably collectively own 22 million shares and I will tell you that at three bucks I’m afraid that most of them would probably jump on it. And that’s all I can say to you.

Richard Boodman:	That’s fine. That’s fine with me as long as you’ve been making it known that the value is – value of the company is worth more.

Frank Massino:	Yeah, absolutely, I…

Richard Boodman:	That’s my point. I mean I don’t expect you to do anything that’s illegal.

But what I would expect is for you to be enthusiastic with the outside world as you are when we have these conference calls.

Frank Massino:	Oh believe me, I really am. And I know that the way I look at it and the reason I said no apologies not being really arrogant or whatever, look the journey’s been slow. You know, I have not profited much with regards to stock appreciation.

And the point being is that we have increased our technology multifold since this management group has taken over.

We definitely have gone from $40 million in debt while at the point where we couldn’t even make payroll.

And we have successfully placed Invicorp® and Reliaject®. They were two difficult projects to actually transfer because of the fact that we did have certain issues such as a clinical hold on Invicorp®, etcetera.

I honestly have to tell you that we are in the best position ever.

Well we have made improvements, real progress and there is just no way I am going to let this company go for a low value, I’ve worked too hard. And it is our goal to move the share price up. We know that.

And the reason we tried – I tried to communicate today what the strategy and the plans are conceptually is to let you know that we do have a plan, a vision.

And I know that we haven’t done a great job in the past in communicating the plan.

So hopefully today we kind of changed that, turned the tide on that.

Richard Boodman:	Well let’s hope so.

Frank Massino:	Thank you Richard.

Richard Boodman:	Okay.

Operator:	Your next question comes from Ralph Anievas.

Frank Massino:	(Yeah).

Ralph Anievas:	Hi, how are you?

My line of questioning was – would be following the previous two callers and I think you’ve addressed the issue of why is the stock trading so far under it’s value and what you plan to do about it. So I don’t want to belabor that point.

Frank Massino:	Okay, well if you do have any questions feel free to contact us, call the office, or send an email. We’ll definitely respond.

Ralph Anievas:	Thank you.

Frank Massino:	Sure.

Operator:	Your next question comes from Arv Pickunas.

Arv Pickunas:	Yeah, how are you doing Frank?

Frank Massino:	Real good, thanks.

Arv Pickunas:	I talked to you about two years ago.

Frank Massino:	Yes, I do recall that.

Arv Pickunas:	Okay, great. Insider transactions, I’m looking at the stock price. I’m looking at the Yahoo finance.

And I see that it really doesn’t seem like there’s much interest from the average Joe at Senetek to buy any shares.

Can you touch on that a little bit?

Frank Massino:	Yeah, it’s really a sore subject but not for the reason you think so Arv.

You know we’re a dynamic company and if you were to contact our corporate lawyers they will tell you that I’ve been really fighting with them saying I want to buy stock.

But we really – there are so many things going on here that we can’t buy stock. And that’s a fact.

And that’s no excuse whatsoever. It is an unequivocal fact. And it is one of my biggest pet peeves.

But that’s what it is. You know we’re extremely confident. You know, I mean I think you can – you know, that several things we’ve touched on and stated today are the results of a lot of different outside activities.

Arv Pickunas:	Yeah, it just comes – it’s kind of odd that, you know, we talk about all this enthusiasm that we have and I’m very enthusiastic myself and been a long time shareholder.

It just seems like hey if you really think the stock’s going up then you do a share buyback or you, you know, get some shares out people – you personally buy some shares which I don’t think is illegal.

William O’Kelly:	So we’re precluded from buying shares back because of our capital structure. So we can’t do that.

And as Frank mentioned we are – we just – we’re in a situation where we constantly go to our attorneys asking them if we can buy based upon the information that we have and the answer is consistently no. It has been over the past seven or eight months.

Arv Pickunas:	Okay. Thank you.

Frank Massino:	Well.

Arv Pickunas:	Yeah, thank you very much.

William O’Kelly:	Okay.

Frank Massino:	Arv I just want to really even comment further. I made a statement that I said we could have done deals with PRK124.

And any time you’re in that position, obviously we can’t buy stock. Bill said seven, eight months but it actually goes back beyond a year. So I just want you to know that is a fact.

Arv Pickunas:	Thank you for your time.

Frank Massino:	Sure.

Operator:	Your next question comes from David Russell.

David Russell:	Frank just one last question. I hope you don’t mind.

I just want to make a suggestion and maybe this is an area that you’re exploring already.

But recently I had the pleasure, sort of a pleasure of having some cosmetic surgery done right around my eyes that took a couple of bags out after all these years. They’re unpleasant and a lot of swelling.

And I – this is just one data point but…

Frank Massino:	Can you repeat that?

David Russell:	Yeah, I recently went into have some cosmetic surgery done on…

Frank Massino:	Operator, I’m not getting him.

David Russell:	Okay, can you hear me?

Frank Massino:	No, hey David I can hardly hear you.

David Russell:	Okay, can you hear me now?

Frank Massino:	Let me pick up the receiver, hold on.

Try now.

David Russell:	Okay, can you hear me?

Frank Massino:	Yeah, I can hear you now.

David Russell:	Okay, just a very brief question. Thanks for taking additional one for me.

Cosmetic surgery, that’s a whole area. It’s become – it’s booming. The issue of swelling around the – around where that surgery is taking place, I’ve noticed that some of those compounds like kinetin that I’ve had before helped me reduce swelling on occasion.

Are you looking into that area of the market? It’s very, very lucrative and there isn’t much out there really to help people get over that surgery.

Frank Massino:	Yes, we absolutely are. I should probably point out and I noticed that for some reason I inadvertently missed the fact that if you recall in our shareholder teleconference we talked about licensing in a cosmetic filler, a 510K device.

And that was one of the things that we were looking at for not only to improve the wrinkles but also to help in the healing process.

Unfortunately as we did our due diligence on that compound, and found that the patent position was not strong enough, okay.

But in the process, we were able to identify an ingredient that we think could be useful as far as aiding in the healing process.

We definitely think it’s a tremendous market to be involved with and that’s what we plan to do.

David Russell:	Is that a compound in the pipeline currently?

Frank Massino:	Yes. It is a compound in the pipeline, right. We thought the compound that we were looking at was further ahead as far as tests.

So, we were really willing to pay for it to bring it in.

Unfortunately it was good news and bad news…

The bad news being that the patent position would be hard to defend. But the good news is that perhaps we have identified a compound that in combination with one of our proprietary compounds really could be a blockbuster.

Our charter is to only bring in proprietary products that have differential advantages.

David Russell:	Yeah, that’s important mark. And thanks for taking my suggestion. Thank you.

Frank Massino:	Thank you David.

Operator:	At this time if you would like to ask a question press star then the number 1 on your telephone keypad.

Frank Massino:	We’re having difficulties again. Can you hear me Operator?

Operator:	Yes sir, I can.

Frank Massino:	I’m – okay, go ahead.

Operator:	Okay. And you do have a question from John Plesa.

Frank Massino:	Go ahead John.

John Plesa:	Hi Frank. Two questions, the first one I think you answered but I didn’t understand it fully.

Why can you not buy stock at this time, you know, because that is one of the key? You seem like you’re in a very sound financial position.

And I would assume that all the officers and Board members would want to purchase that stock.

But I don’t think your answer was clear with the last caller. Could you please repeat that?

Frank Massino:	Yes. The reason we can’t buy stock is any time that we are close to doing a deal that’s significant, and thus you know, we are precluded.

For example if you look back when we did the Valeant deal now that Valeant deal see when I said Bill said seven, eight months, it’s longer than seven to eight months. We were working on that deal for months, okay.

All that time that we had the confidence that we were going to complete the deal and bring all that cash in, thus we had an advantage over you as a outside shareholder.

And we can’t – we couldn’t buy because of that, all right.

Now the other thing is that we just kind of outlined – well we just did outline not kind of, we did outline some concepts that we’re thinking about doing, all right.

Now quite frankly, you know, we feel confident we’re going to do it, I can’t say much more.

So we’re precluded at this point in time from buying stock because, you know, we are in these negotiations and that is a fact.

John Plesa:	Okay, then after these announcements are made and you and the Board can purchase stock again do you think there’ll be a strong push for you and the Board to buy some stock?

Frank Massino:	I can only speak for myself. I will buy stock without a doubt. I can’t really speak for anybody else. You’d have to – you know, and I will tell you that we are at this point in time looking at bringing in new Board members.

And, you know, in fact some of the people that have approached us have said that we liked to a significant investment in the company. And as a result we’d like to be on the Board. So you can see it may come that way.

But I honestly, you know, I’ve been there before and said yeah, we’re all going to do this, we’re going to do that, and we don’t do it. And then I get myself in trouble. I can only speak for myself.

John Plesa:	You kind of led into my next question about the Board. How can you get institutions to invest in Senetek?

And one of my questions would be would it possibly be to get new and aggressive Board members and are you actively looking at that?

Frank Massino:	We are actively searching for new Board members.

But I will tell you that and so are our existing Board members. And you do know that we have what I consider to be in two particular cases two really very functionally sound, well actually all three in the sense they contribute in different areas.

But the fact is that, you know, one obviously has a tremendous far reaching reputation as well.

The nominating committee which is the entire Board is looking to bring on new Board members.

And, should we do a deal that we alluded to with regards to the Invicorp® and to the Reliaject® so to speak, you can very well bet that perhaps maybe if they made such an investment in the company, there could be Board involvement if it’s a financial institution wanting to be part of the new Senetek and have Board members as well.

John Plesa:	Well as a long time Senetek shareholder I hope you do pursue that avenue of getting some new and energetic Board members on the Board. I appreciate your comments on that.

Frank Massino:	Well thank you. We’re definitely going to look into with that question.

John Plesa:	Thank you very much.

Frank Massino:	Thank you John.

Operator:	Again if you would like to ask a question press star then the number 1 on your telephone keypad.

At this time you do have a question from Dale Vorenkamp.

Dale Vorenkamp:	Yes.

Frank Massino:	Yes Dale.

Dale Vorenkamp:	Yes, what avenues might you take in procuring new researchers for the company?

Frank Massino:	That is a really very sound question. One of the things that we are doing is looking to our existing collaborators and to our existing consultants for help in identifying new researchers.

For example, I’ve already been to Irvine to talk to them about identifying people that we can actually bring into the company.

At the Institute of Experimental Botany in the Czech Republic they obviously have a strong reach with regards to technical individuals and we’re definitely going to be spending time there in late July, early August over there interviewing.

In addition, you know, I said we’re in the process of overhauling our research and development program. And what I mean by that we did build out the lab at minimal cost in Olomouc.

But we also are looking to what can be done with regards to the group that we have in Poland. We don’t have that there just yet, you know. In the Czech Republic we actually do have a dedicated facility now. We have that in Aarhus as well.

You want to have more than one lab because you want to be able to validate the data.

Now we also have to be really smart about being cost effective and quite frankly Denmark is extremely expensive to do business in.

But we’re looking at utilizing our existing collaborators to help us bring on the right group to help us in R&D.

Dale Vorenkamp:	Thank you.

Frank Massino:	Sure.

Operator:	At this time Mr. Massino there are no further questions.

Frank Massino:	Well thank you and I’d like to thank everybody for joining in on this shareholder teleconference.

If you have any further questions feel free to drop an email to IR@Senetek.net or feel free to call the office.

Thank you and have a great day.

Operator:	This concludes today’s conference call.

You may now disconnect.

END